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Wicked BOLD

Vegan Foods Brand

3347 Long Prairie Road
Flower Mound, TX 75022
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Wicked BOLD previously received $161,500 of investment through Mainvest.
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THE PITCH
Wicked BOLD is seeking investment to scale operations.
This is a preview. It will become public when you start accepting investment.

Mainvest community: My name is Deric Cahill and I'm the founder of Wicked BOLD Chocolate. Since launching Wicked BOLD Chocolate nearly 4 years ago our product & concept have evolved but our mission has remained constant:

Build a strong company that prioritizes ingredient transparency.

Create really good food.

Make that good food affordable & accessible.

In order to capitalize on this growing segment of affordable & healthy snacks we've had to operate at a loss that has been financed primarily through personal investment & revenue based debt notes issued through Mainvest but we are finally seeing all of our hard-work and sacrifice come to fruition.

Equipped with nearly 15 years of sales and leadership experience, I have operated Wicked BOLD with a corporate-like structure paying close attention to our costs, pipeline and meticulously building a strong brand and image.

Building a startup from the ground up is a treacherous and extremely risky undertaking but I believe in our mission and I believe in myself to execute against our strategy, much of that strategy will be outlined and described throughout our offering page.

WICKED BOLD STORY - FROM THE FOUNDERS
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Our Wicked BOLD Story

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SEPTEMBER 2019

After 4 months of testing, My wife & I complete our first "perfect" batch of chocolate.

OCTOBER 2019

We purchased our first booth space at an Irving, TX city-sponsored event and sold out. Earning a whopping $200.

JANUARY 2020

We became an approved vendor at the Dallas Farmers Market, our regions largest farmers market.

APRIL 2020

In the midst of covid, we entered our first commercial kitchen -- leasing a space from a local coffee shop to use when they were closed.

NOVEMBER 2020

Brooklynn pushes Deric to lease their own space as larger grocery opportunities begin feeling more realistic

MAY 2021

Deric's blended business/personal TikTok account @BOLDFAM goes viral and Wicked BOLD sees a revenue spike of $25,000 in a 30 day span.

JUNE 2021

Wicked BOLD ribbon cutting in Flower Mound, TX. We originally leveraged the front of the location as a small vegan restaurant to generate revenue while we built the chocolate business in the back.

FEBRUARY 2022

Rising costs on the restaurant business force us to close the doors and focus entirely on chocolate production.

MARCH 2022

Deric begins hosting live chocolate making sessions on TikTok seeing an average audience of 80,000 live viewers per session.

JUNE 2022

Wicked BOLD is officially launched in 14 Whole Foods Stores

JULY 2022

Deric meets with Walmart buyers and gets a "yes" on the spot to launch 1 sku, Sea Salt, in 100 stores starting April 2023.

AUGUST 2022

Walmart reaches out to bring in 3 sku's - Sea Salt, Hazelnut & Cayenne

DECEMBER 2022

Walmart offers Wicked BOLD an 800 store launch for April 2023.

TRACTION & VALIDATION

We are launching our first ever equity opportunity to claim a future stake in our rapidly growing chocolate company!

Launching 800 Walmart stores in April
Strong traction in our 14 Dallas Whole Foods locations
Negotiations with a large grocery chain for a national roll out EOY 2023
PRESS
Vegan Chocolate Made Right in Flower Mound!

We learn about Wicked Bold, a small business hand-making vegan chocolate right in Flower Mound! MORE: WickedBold.com

Local company's vegan chocolates picked up by Whole Foods - Cross Timbers Gazette | Southern Denton County | Flower Mound | News

Wicked BOLD vegan chocolates are now being sold in all 14 North Texas Whole Foods stores, the local family-owned company's biggest partnership yet. Husband-and-wife entrepreneurs Deric and Brooklynn Cahill launched the vegan chocolate brand a few years ago and have grown the business since. They experienced a huge boom in business thanks to some viral [...]

Wicked BOLD recommended by the Food Empowerment Project

A list of companies that make vegan products containing chocolate and if they source their chocolate from areas where the worst forms of child labor and/or slavery are the most prevalent.

OUR OFFERINGS

We offer premium chocolate without the premium price tag and firmly believe that good food should be affordable. We offer four varieties in vibrant packaging - Classic, Sea Salt, Cayenne & Hazelnut with several exciting products in the pipeline for future release.

Leveraging online as new product incubators
Product Market Fit has been tested and proven at Whole Foods
Extremely competitive price point at $3.99 MSRP
FORECASTED MILESTONES

We have modeled out a 3 year revenue projection with the first 2 years based entirely on current pipeline and the 3rd year including expected growth that has not yet been cultivated.

2023 FY Revenues: $375,000
2024 FY Revenues: $545,000
2025 FY Revenues: $800,000
INTENDED USE OF FUNDS

This round of funding will be used as fuel to our 2023 retail strategy. We're slated to launch 800 Walmart stores in April and are in conversations with another large grocery chain for a national launch in 2023.

Moving to a high-capacity chocolate co-manufacturer
Aggressive local & internet-based marketing campaigns in select geographies
THE TEAM
Deric Cahill
Co-Founder

Deric is a husband, father, sales leader & serial entrepreneur. Most recently, he has served as the Vice President of Sales for a global technology company and as a senior consultant advising startups and mid-sized organization as it pertains to their sales strategy.

Deric has a strong passion for helping people realize their potential and he strongly believes that action is the greatest equalizer.

Brooklynn Cahill
Co-Founder

Brooklynn brings the passion for health & wellness to Wicked BOLD. Her commitment to transparent foods & sustainable ingredients is the differentiator for Wicked BOLD. The community building around Wicked BOLD is thanks to Brooklynn and her commitment to building an environment of growth.

REDEFINING CHOCOLATE
Updates
Investor Exclusive
JANUARY 22ND, 2023
Wicked BOLD Updates

Good Morning investors!

I wanted to share with everyone that last night we received the Tito's Vodka Entrepreneur Grant through the Texas Food and Wine Alliance!

This grant was a $6,250 grant that celebrates entrepreneurs that have overcame significant struggle in their lives or business, but keep pushing through!

This is such an exciting time for us as we gear up for many exciting opportunities and business partnerships throughout 2023.

Thank you all for your continued support - the hard work I put in is not just for myself or my family, but for all of you that have believed in what we're building.

I will not let you down.

Deric

Investor Exclusive
JANUARY 6TH, 2023
The calm before the storm!

Good afternoon investors!

After what feels like an eternity, we are complete with our Walmart onboarding and we expect their opening PO in early February to supply eight hundred stores.

We have brought on a co-manufacturer to help us manage that much production and will continue to self-manufacture for our e-commerce and Whole Foods orders for the time being.

In the midst of one great adventure, another is beginning with positive conversations with Sprouts and their more than 350 national locations. Our next connection with their buying team is set for late February.

Thank you all so much for your support - we literally would not be here if it weren't for you and I'm eternally grateful for the opportunity to keep working hard building Wicked BOLD for you.

For any questions or comments - please email me directly at Deric@WickedBOLD.com

NOVEMBER 7TH, 2022
The final 3 hours to invest!

Good evening investors!

This has been an incredibly successful fundraise and I'm so thankful to each of you for your support!

As a final formal update - we met with Sprouts today and will be working with them on a 2023 launch in their entire Texas market!

2023 is going to be an outstanding and breakout year for Wicked BOLD and it wouldn't be possible without your support!

We're just $1,500 away from our stretch goal that would enable us to invest in much needed market research to ensure we're positioning ourselves well for our upcoming large retail expansions!

finally, if you'd like to be invited to our investor slack channel, please email deric@wickedbold.com

Live Life to the BOLDest,

Deric

NOVEMBER 1ST, 2022
Wicked BOLD: Investment Updates

Good evening investors! I hope you all had a great Halloween :)

we're down to our final 6 investable days and we're just shy of $70,000 raised! Every single dollar supports our growth in a massive way. If we can make it to $75,000 before our fundraise it will give us the opportunity to invest in a market research product to refine our messaging and continue doubling down on our target audience!

wholesale updates:

Whole Foods is going through a bit of a restructure with their vendor support team but I expect to know a projected 2023 expansion plan by mid November and we're anticipating to grow into at least the full region which will consist of Texas, Oklahoma, Louisiana and Arkansas.

Walmart reached out to me today asking if we could take on EIGHT HUNDRED locations. Don't get too excited, because we unfortunately had to turn that down for a couple of reasons, but primarily because we are not capitalized well-enough to adequately support a launch of that size especially considering the ebbs and flows that could come with individual store movement (if you'd like to know all of the data points I used to make this decision, feel free to email me and I'm happy to explain)

Even if we had access to the capital to get us to a launch of that size it still would have been a bet the business decision that just felt too high risk at this point.

I did use their reach out as an opportunity to present a stretch launch of 200 stores and re-iterated our commitment to ensuring a successful launch with consistent and reliable performance.

What to expect once our fundraise closes:

This will likely be our final investment update through Mainvest but we'd like to move the discussion to a Slack or Discord channel. If you'd like an invite to that channel to receive business updates and access to message me directly please email me at Deric@wickedbold.com to receive an invite.

Thank you so much to each individual investor (and new chocolate customer!) that have supported us to this point - our continued growth would not be possible without you.

Live Life to the BOLDest,

Deric

OCTOBER 17TH, 2022
Wicked BOLD: Investment Updates

Good afternoon and happy Monday investors (AND PROSPECTIVE INVESTORS) ;)

I'll get us started with this absolute work of art that the Whole Foods store in Highland Park, TX put together for us right up front!

Based on early sales numbers, I'm hearing feedback that we should expect at least full region placement in early 2023 which equates to another 30 stores, plus possibilities of a 2nd region which would get us to a total of nearly 80 Whole Foods locations across the South & Southwest.

Additionally, we are still proceeding with Walmart onboarding although there isn't much news to share other than - we're waiting.

We recently announced a new D2C product offering in our Holiday Boxes and sold out of our first batch for fall and are now accepting pre-orders for Christmas.

These boxes give us the opportunity to generate excitement for our chocolate by curating boxes with seasonal flavors like pumpkin spice latte or gingerbread.

Finally, we are working with our design team in putting together our official Oat Milk Chocolate launch slated for early 2023. This will bring our brand full circle in the chocolate category enabling our growing brand to capture the attention of the large Milk Chocolate segment of chocolate buyers.

This is an incredibly important time for our business and your support is extremely appreciated - if you've not invested yet we have just 20 days remaining to be a part of this journey!

Live Life to the BOLDest,

Deric

OCTOBER 9TH, 2022
Wicked BOLD Q3 Updates

Good afternoon investors!

This quarter represented a significant time & capital investment in preparing for our expected next wave of growth - both ecommerce & wholesale.

All that considered, our ecommerce growth is up 542% Year over Year and quarterly revenue YoY is up 850%

We've successfully reconfigured our brick & mortar space to be 75% production & distribution - leaving the front 25% to be monetized by local foot traffic/pop ups.

We continue to experience great traction with Whole Foods and anticipate growing to nearly 100 locations with them by early next year.

Our current round of investment is down to the final 30 days and every additional dollar will move mountains for our growing business. In the photo above is the new view on one side of our shop - representing nearly 1,000 pounds of raw cacao beans, our new customized roaster & our grinding setup. This setup has enabled us to streamline roasting & grinding by a conservative factor of 10 times.

Thank you for being along with us on this journey - I'm still excited every single day to wake up and build Wicked BOLD into the powerhouse company we all know it can be.

If there are any in-depth questions or comments please feel free to email me at Deric@WickedBOLD.com

To the Chocolate Moon,

-Deric

SEPTEMBER 24TH, 2022
Wicked BOLD: Investor Updates

Good morning and Happy Saturday!

I'm so thankful and excited to see our campaign moving in the right direction - this funding round is going to help us execute against our strongest period of growth to date as we continue seeing consistent e-commerce growth and wholesale interest.

I wanted to share a couple investments we've made in our business over the last couple of weeks as well as share some preliminary updates regarding wholesale interest.

As our demand increases we identified two bottlenecks to our production & fulfillment cycle:

1) Roasting our cacao beans: Up until today, our setup was extremely labor & time intensive taking 4-6 hours to roast just 20-30 pounds of beans (~150 retail ready bags of chocolate worth). Today, we made an investment in a commercial roaster that we customized to fit our roasting needs that should be delivered in the next 3 weeks.

This investment will enable us to roast up to 30 pounds of cacao beans in just 20 minutes and will eliminate that bottle neck - especially as we plan to significantly increase production.

2) Cacao supply chain: Up until today we've been ordering single bags of cacao (120lbs) at a time - this comes with not only cost disadvantages but can also include crippling fulfillment delays. In the last few months we've had two instances where we've been out of raw cacao, effectively halting production, due to delivery delays.

We made the decision last week to order 1/2 Metric Ton (8 individual bags) of raw cacao, although the capital outlay for this is much higher, we're solving both of our problems with this approach.

Our per bag cost is reduced by 20% and our shipping cost is reduced by over 50% - huge contributions to our bottom line. Additionally, having this cacao on hand will enable us to ramp up our production and build a strong forecast-based inventory, rather than our approach to date which has been a more just-in-time based production.

These investments were funded via a cash infusion from myself.

Wholesale interest

Whole Foods: Although we are still 3 months away from category review, a recent pull from our Whole Foods partner shows that our chocolate is moving at a strong velocity in our 14 stores and we have a verbal indication that we should be growing into at least the remaining 33 stores by early 2023.

Walmart: The process is still moving and our last update from the Walmart team is that we should be receiving on-boarding paperwork by the end of September, or early October.

NEW WHOLESALE LEAD

In the State of Texas, one grocery reigns supreme - HEB - they have over 500 stores in the State and have a cult-like following. We've been trying to break into these stores for a long time and we've finally got an interested member of their team communicating with us. Still very early in the process, but a promising addition to our wholesale pipeline to share.

Thank you all so much for your continued support, these investment dollars are literally going to fuel the continued growth of our business and I'm honored to call you all partners in our business.

To the chocolate moon!

-Deric

Deric@WickedBOLD.com

SEPTEMBER 21ST, 2022
Wicked BOLD Media Feature

Good morning investors and future investors :)

Very quick update today just to share the direct link to our NBC Dallas feature that aired yesterday.

This was an amazing opportunity for our brand to get local exposure and I'm sure we'll see a volume surge at the local Whole Foods stores that carry us!

https://www.nbcdfw.com/texas-today/vegan-chocolate-made-right-in-flower-mound/3076191/

SEPTEMBER 16TH, 2022
Wicked BOLD: Investment Update

Good afternoon investors!

Thank you to our newest investors - as of this morning, we have officially passed phase 1 of our funding by surpassing the $50,000 mark.

What will we use the $50,000 for?

1) Wholesale ready packaging: currently, we deliver loose leaf bags to Whole Foods in boxes. We will now be investing in case packs that will not only make our storage and management more streamlined, but give us a more professional image when working with and shipping to retailers.

2) Increased packaging run: With a higher volume of pouches ordered we will see our packaging cost reduce by nearly 50%.

3) Increase production by 40%: We will be purchasing 4 more machines capable of making another 600 bags of chocolate per week, or $1,800 at our blended price per bag (wholesale & retail)

This past Wednesday and Thursday we were invited to speak at the Whole Foods regional leadership meetings that hosted the senior leaders from all 47 stores in this South region. In the photo below is the man from Whole Foods that helped usher us through the channels and get us on shelves introducing us to the group of nearly 60 individuals.

Following my presentation, the senior VP of this region asked me how they can get us into their entire region and I expect by early next year we will be covering the entire region of Whole Foods but I am also pushing to grow into 1 other region as well.

In addition to this, the Walmart onboarding is still underway and we heard yesterday that within the next few weeks we will be receiving onboarding information.

We now push to phase 2: Phase 2 consists of raising an additional $50,000 and will be deployed in the following ways:

1) increasing production by 70%: purchase 8 machines, for a total of 12 new machines capable of producing 1200 more bags per week. With this level of production investment we will be able to confidently produce chocolate that supports our year 2 revenue projections.

2) production process improvements: Space is getting tight and we are in the beginning stages of lightly remodeling the space to provide more access for inventory, shipping preparation & production. With funding, we will be able to make investments in equipment & assets that will streamline these processes such as additional stainless steel tables, partitions & a renovation of our front of house customer experience.

3) Build our team: as you saw from our last update, we have hired 1 part time employee. As we gear up for the holidays and additional store partnerships we are solely focused on building a healthy inventory to ensure orders are shipping timely. Building a team will be paramount to proper execution.

4) raw material cash flow: building out a strong inventory will require a large investment in raw materials - ordering in larger quantities will solve

short term supply chain issues in addition to lower our overall COGS by ordering in higher volumes.

In summary, assuming a successful phase 2 investment level we will be able to lower our COGS by roughly 20% while giving us the inventory confidence to make bigger promises and continue growing through our developing channels.

If you're a current or previous investor with any feedback and you can email me directly at Deric@WickedBOLD.com

SEPTEMBER 9TH, 2022
Wicked BOLD: Investor Update

Good afternoon investors and I hope y'all are gearing up for a relaxing weekend.

My weekend? Oh I'll be making about a bagillion bags of chocolate this weekend to catch up to the over 200 orders we received after one of our TikTok videos went "viral"

Fortunately, I had divine timing and made our first hire - meet Blake AKA the box making machine!

I'm sure many of you saw the recent change we made to our offering after collecting feedback from several of you.

We have made the transition to a revenue note that will offer a repayment structure based on our quarterly revenues and in just the 2 short days that's been live we've added another $5,000 in funding - thank you and welcome to all new investors!

I've got a couple exciting pieces of news to share & build upon:

1) Projections & current volumes demanded that I grow our team and I'm so excited to welcome Blake to the team. Blake just graduated with his bachelors degree in nutritional science so there are some long-term synergies with him joining the team. In the short term, Blake will be helping me re-allocate my time to more strategic elements of our business like growing our retail footprint. Today was his first day and I'm telling you it felt like Christmas morning having him help with making boxes, preparing truffles & bagging chocolate.

2) We were recently selected to present (virtually) at the NC3 Super Crowd pitch event that will have an audience of investors, entrepreneurs and media folks. We are extremely excited about this and would love to extend you an invite to join and see our pitch as there will be 15 minutes for Q&A following my presentation - if you'd like a code to attend for free please email me at Deric@WickedBOLD.com

3) Whole Foods continues to invest in us to help us be successful and I wanted to share this exciting new end cap they've set up for us!

Thank you all so much for following our journey - my commitment to build Wicked BOLD into a chocolate disrupter is stronger than ever and we would not be where we are today without the support from this community!

If you're a current or previous investor with any feedback and you can email me directly at Deric@WickedBOLD.com

SEPTEMBER 1ST, 2022
Wicked BOLD: Investor Updates

Good afternoon evening investors!

Thank you to our newest investors - we're almost 50% to our funding target!

I've got a few updates both on the business and the fundraise:

1) We've just found out that we're adding a tremendous e-commerce partner along with two brick and mortar locations for our strategic entry into the Canadian market! We have a steady demand coming from TikTok from our neighbors to the north and I believe this is a huge step in the right direction for our brand. We'll be on both physical & digital shelves of Vegan Supply Co beginning in October of this year!

2) We were selected by our local NBC affiliate station to be featured on an upcoming episode of a local business feature on their number one rated time slot that sees an average of 30,000 viewers. This is going to be an incredible advertisement for our brand in our local Dallas market that I believe will drive strong foot traffic to the 14 DFW Whole Foods stores that we are available in.

3) We've introduced two new product lines to our offering with a Chocolate Hazelnut Spread and a Coconut Truffle - both are available exclusively online and we've seen a healthy demand from our customer base. New & Innovative product launches will be paramount to our long-term direct to consumer success to re-invigorate previous buyers and increase the average order size per customer.

We continue to execute successfully utilizing TikTok. We continue to see consistent & predictable order volume from our live sessions, seeing an average of 40 orders per week in addition to orders coming from videos that mention our chocolate company.

We've also diversified our TikTok content to include an exclusive Wicked BOLD Chocolate TikTok where I post POV videos from our Whole Foods demos that offer viewers real customer reactions to our chocolate.

Investment Update:

As many of you saw on my last update, we received mixed reviews for the SAFE note instrument on this live and the resounding feedback was that they leveraged this platform primarily for the passive income opportunities (debt investing) so I have been working with the Mainvest team to look into the possibilities of transferring this to a traditional debt offering and more info will soon be announced as I know more.

Thank you all so much for your support, whether you're new to us or have been investing since day 1.. this company means everything to me and I'm working with every ounce of hustle in my body to make this company one that you're all proud of.

If you're a current or previous investor with any feedback and you can email me directly at Deric@WickedBOLD.com

AUGUST 17TH, 2022
Wicked BOLD: Investor Question

Good afternoon investors!

I have a couple of updates for you and a very important question!

For the updates:

1) We have officially onboarded a new technology that we believe is going to significantly improve our re-order rate - the technology is called "Repeat.IO" and this will play a critical role in building out the infrastructure or "engine" of our business as we prepare to launch customer acquisition campaigns.

2) The onboarding for Walmart began last week and the process is expected to continue throughout the next few months, including onboarding with a national distributor.

3) The Whole Foods local leadership has selected us as one of the vendors that will present at their regional leadership meetings in early September which will serve as an incredible opportunity to introduce our brand to several key members of the Whole Foods team.

We continue to perform well within Whole Foods running 4 to 5 demo's per week across the 14 locations and we expect to significantly increase our foot print next year.

The question I'd love to get some feedback on is the vehicle of choice for this current fundraising round. I've received a few questions from previous investors that feel luke-warm to the SAFE idea and as this is a critical round of funding for us, I'd like to know if we should re-launch as a debt offering if that is what feels more comfortable. With our projections, another raise of this size is manageable. The reason we opted for this new offering was because we thought it would be a way to "give back" to our investor base, but I believe it's caused a bit of confusion.

If you're a current or previous investor, I would love your feedback and you can email me directly at Deric@WickedBOLD.com

AUGUST 8TH, 2022
Wicked BOLD Investment Update

Good afternoon!

I wanted to offer a bit of a connection to the brand you've invested in or SOON will invest in ;)

This Wednesday, Wicked BOLD has been selected to present to an audience of 60+ members of the CPG community at our local DFW CPG chapter main event. This is going to be a fantastic exposure event and you know we'll be handing out samples because... always be selling.

We will be making two small investments in the coming weeks into our business that support our key priority - customer retention.

1) we will be hiring a fractional brand manager that will bring experience in email flows & copy to improve our repeat customer orders.

2) we are looking into a SaaS product called "Repeat.io" that will give us the infrastructure & process to measure & "repeat" our campaigns that work best.

Additionally, on the Wholesale front, take a look at this beautiful shot of our chocolate that one of our fourteen Whole Foods locations has prominently displayed at their front entrance.

Category review is coming up in January 2023 and with the work we've been putting in, we're a top velocity product at these locations which primes us to add 30+ new stores next year!

Additionally, as of yesterday the on-boarding to Walmart has officially begun and this fundraise will put us in a healthy position to exceed expectations for this 100 store partnership!

Wicked BOLD is the culmination of a decades worth of investment into myself and you are all witnessing the very beginning of what I can only describe as our meteoric rise into the market place. Growing up the way I grew up, this is an opportunity that I just simply won't allow to pass me by.

We make a premium product at an affordable price and your early investment into our brand will set us up for long term success.

I am a bootstrapper to my core and just like with previous investments, I know exactly where to invest these funds and have a strong commitment to fiscal responsibility. We're lean, we're mean and we're going to blow up this scene. (I just made that up, but I love it)

Your belief in our product inspires me to work even harder, THANK YOU to all investors and a huge shoutout to the investors that have already made a commitment to us!

Thank you Donald.

Thank you Adam.

Thank you Steven.

Thank you Rodrigo.

Thank you Peter.

Thank you Joanna.

Thank you Chance.

Thank you Vanina.

Thank you Milena.

Thank you Will.

Thank you Colette.

Thank you Carl.

Thank you Rob.

Thank you Henry.

Thank you Nitara.

Thank you Subol.

Thank you Nicholas.

Thank you Rodrigo.

Thank you Julie.

Thank you Kevin.

Thank you James.

Thank you John.

Thank you Nathan & Linda.

Thank you William.

Thank you Carl.

Thank you Kyle.

Thank you Douglas.

Thank you Isaac.

Thank you Andrew O (Our very first investor!!!)

AUGUST 3RD, 2022
Wicked BOLD - Fundraise update

Happy Wednesday investors AND future investors!

After shooting out of a cannon for the first week we've hit a bit of a slow patch on our investment run this last 1.5 weeks.

I feel like this is in part due to the new element for this fundraise being Equity vs. Debt - let me explain to you why we made this decision.

After 2 successful debt raises through this platform - and many of the same investors - we wanted to offer a stake in our business and begin building the community that will reap the benefits of our future exit.

Many of the businesses on this platform don't look or feel like us - we're building for scale and we're building for a future acquisition and successful exit that I can see in the 3-5 year timeframe.

The first two fundraises helped us get the train on the tracks and some fuel in the tanks... this fundraise helps us safely & confidently embark on the journey.

We are seeing incredible sell-through at Whole Foods and expect to grow 3 or 4x in store footprint next year in addition to the 100 Walmart store deal we closed.

I hope that this write up gives you the confidence to jump in on this fundraise, or potentially even increase your investment, and as always, if you have any questions please don't hesitate to email me at Deric@WickedBOLD.com

JULY 16TH, 2022
Wicked BOLD Equity - One Week Update

We're so humbled by the initial support we've received for our first equity crowdfund, having achieved 25% of our target in just one week! It's amazing to be building a company that people truly believe in.

In the last week, We've made investments to increase our production capacity by 50% and before this raise is over we will likely add another 33% capacity to that to meet the growing demand of our chocolate.

Between our international relationships, Whole Foods, our brick & mortar and website we're seeing demand creeping to 1,000 bags of chocolate per week. Our Whole Foods relationship continues to be a primary strategic focus as we host live in-store demos 4x per week to grow the footprint and demand of our chocolate at those locations.

This round of investment will directly support our revenue ramp to $1,000,000 over the next 12-18 months, but if history teaches us anything about this team we achieve goals earlier than expected!

Your support is overwhelmingly appreciated and we are working on something special for all of our investors that will be announced in the coming weeks.

If you have any questions for me about this fundraise or the business in general please direct them to Deric@WickedBOLD.com and be sure to follow our socials to get to us know better.

@wicked.bold on IG

@Boldfam for behind the scenes founders content on TikTok

Live Life to the BOLDest,

Deric

JULY 9TH, 2022
Wicked BOLD Equity Round is Now Live!

Hello investors!

I'm so excited to announce that we've launched an excited new funding round that now offers equity in our growing business. We've opened the offering at a 190,000 maximum at a 5M CAP or 20% discount.

These next 12 months are going to extremely exciting for us and I'm hoping you'll join us on this journey.

As you know, we launched with 14 Dallas Whole Foods store on June 1st and have experienced a very successful 1st month. In addition to this, we have secured a partnership with Walmart to launch in 100 stores in April of 2023 and we forecast that we will grow into 42-70 Whole Foods stores in that same time frame.

This investment round will put our business in a position to scale our operations, begin building an early team and support the explosive revenue growth we're expecting over the next 12 months.

Any specific questions or comments can be directed to Deric@WickedBOLD.com

Live Life to the BOLDest,

Deric

Investor Exclusive
JULY 1ST, 2022
Wicked BOLD - Q2 Investor Update

Good afternoon investors!

For Q2 of 2022 we saw a 16% revenue increase when compared to Q1 of 2022.

As we move into Q3, I've got some exciting updates to share:

Effective July 5th we will be expanding our brick & mortar hours back to 6 days a week from 8am-2pm which I believe will see a strong increase in our in-store revenues.

Our first 4 weeks with Whole Foods we saw 38 total orders from their 14 stores, or 2.71 orders per store with an average order of $71.

We executed 6 in-store live demos with Whole Foods and sold out of inventory on each occassion. Our strategy will be to continue live in-store demos for the foreseeable future to continue earning repeat customers and achieving a baseline for what it takes to achieve the level of velocity we're targeting.

Finally, in the coming weeks we will be announcing two very exciting new wholesale partnerships and launching a 3rd fundraise on the Mainvest platform.

Thank you all for your support and if you have any questions, please feel free to reach out to Deric@WickedBOLD.com

Investor Exclusive
JUNE 1ST, 2022
Whole Foods: Official

Investors - just sharing a quick update that we received our P.O. yesterday to begin distributing to the 14 Dallas Whole Foods stores.

We delivered to 4 stores today, will deliver to 5 more tomorrow and finish up by Friday morning.

We've also got our first 8 demo's booked beginning in mid-June to begin moving our product off the shelves.

Here we go!!

(If you have any questions/comments feel free to email me at Deric@WickedBOLD.com)

Investor Exclusive
MAY 10TH, 2022
Wicked BOLD Updates

Good afternoon BOLD Fam!

We are excited to share updates with our investor community about the trajectory & position of Wicked BOLD.

First, we're happy to announce that our facility is now a GMP & HACCP certified facility following our 91% passing score from our April 19th audit. This means that our placement within Whole Foods is now imminent and we are awaiting their Purchase Order any day now.

Our strategy to win in our 14 store pilot is two fold

First, we will be investing in paid IG ads to drive our local DFW community into Whole Foods to make their purchase

Second, we will be hosting demo's at each store at least 5 days per week. From our time hosting farmers markets we know that the sample to buy ratio is over 90% and we trust this will significantly help our velocity.

We are also very excited to share that our TikTok community has become a viable & consistent revenue stream where we are seeing 30-40 orders per week per week with a $0 ad spend. We are achieving this primarily through our use of going "Live" while we make & bag our chocolate with our lives averaging 75,000 viewers.

If you have any feedback or insights that would be helpful as we grow this business into a national brand, please feel free to reach out to me directly at Deric@WickedBOLD.com

Investor Exclusive
APRIL 8TH, 2022
Wicked BOLD Q1 Update

Good afternoon investors!

Q1 was an exciting period for our growing business and we continue to see month over month revenue growth.

Our restaurant store-front continue to serves as an innovative place for us to entice local customers to experience our food & be introduced to our chocolate.

Scaling back on our restaurant has enabled us to put more focus on our chocolate brand and we believe Q2 and Q3 are going to see incredible results from our Whole Foods relationship.

We are in the midst of finalizing our on-boarding with Whole Foods and on April 19th will host a 3rd party auditor to certify our operation is in compliance with HACCP Principles and the GMP (Good Manufacturing Process) This represents an incredible opportunity to double down on our wholesale outreach efforts as this is a golden seal to grocery. We are pacing to be on the Whole Foods shelves starting sometime in May.

As we continue our progress forward, there are three exciting elements coming up:

2022 Quest for Texas Best: We have submitted our application to be considered for this HEB award which not only comes with the relationship with their over 400 stores, but also a grand prize of $25,000.

We have re-applied for Shark Tank

We are in the process of determining a platform for our 3rd fundraise

While we have a lot of great stuff going on, we have a lot more to accomplish! Here's how you can get involved and stay connected.

If you haven't already, follow us on social:

@Wicked.BOLD on Instagram and LinkedIn.

Help us continue to build our online community by adding Investor at Wicked BOLD to your experience section on LinkedIn. (if applicable)

You each bring your own unique network and connections to the table. Can you recommend one person or company we should connect with?

FEBRUARY 10TH, 2022
Wicked BOLD: Final Countdown!

Good morning investors - this past week has been action packed as we begin finalizing some of our future state infrastructure & making progress on that key account... Whole Foods!

As of yesterday, I have made 3 key hiring decisions:

Social Media Manager: A local entrepreneur, Rachel, with a passion for copywriting reached out to us and we began conversations in late January. We're bringing her on to start with managing our Instagram channel with developing the copy for our posts. This is really a critical position for us to ensure we consistently deliver quality content that is entertaining & shareable.

Image/Video Asset partner: In July of 2021 a local videographer, Brian, teamed up with a real estate agency to film "Foodie Friday" in our restaurant. Brian has built an impressive resume and has a strong talent network in North Texas. He, and his team, will be capturing high quality image & video assets for us across multiple categories, like:

lifestyle

product

recipes/ingredient shots

Virtual Assistant: Finally, I partnered with a friend of mine who owns a Virtual Assistant academy and he connected me with Megan. Megan is new to the world of VA'ing and we're starting with a small engagement to help me:

Get booked on podcasts to discuss Wicked BOLD, our brand values & growth trajectory

Execute email campaigns to 5,000+ small grocery contacts to grow our footprint

And finally, this past week has been packed with on-boarding with Whole Foods. We've completed the 1st phase which consisted of sharing our costs & ordering methods and having our Commercial Insurance updated to include them as a certificate holder.

Our projected cut-in date is still a ways away, Sept/October, but I'm hopeful that if we can get our on-boarding completed there may be opportunities to enter the stores early. We will be sampling at each of the 14 stores on rotating weekends to ensure customers get the opportunity to try our new product. While we were doing farmers markets, our "sample" to "purchase" ratio was normally well over 90% so I am incredibly hopeful that with the Whole Foods audience we will find quick success.

As we're nearing our final 24 hours, I wanted to once again thank all of you who have been following along to our journey and a huge thank you to those of you that have entrusted us with your investment. Wicked BOLD has a bright future, and I can't wait to share in the future successes with you all.

Live Life to the BOLDest,

Deric

Deric@WickedBOLD.com

FEBRUARY 7TH, 2022
Wicked BOLD: Fundraise NOT Complete

Good morning investors - I am sorry for the back to back update but we were informed this morning that a very large investment that came through ($32,000) that helped us achieve our maximum fundraise target was cancelled. This investor had fraudulently invested in several businesses on this platform and all investments have now been cancelled.

It's a shame that someone would do this to small businesses and take momentum away from popular fundraises BUT we drink water, and drive on!

We have four days remaining to raise funds and every dollar counts!

Live Life to the BOLDest,

Deric

FEBRUARY 6TH, 2022
Wicked BOLD: Fundraise COMPLETE!

I am so incredibly thankful to all of you that invested with Wicked BOLD for our 2nd round on Mainvest. As of this morning, we achieved our full target with 5 days to spare and in a rare occurrence, I'm speechless.

Words cannot properly express the gratitude I have to this mainvest community for putting Wicked BOLD in a position to capitalize on our momentum. My wife and I have been meticulously building this company for over two years on a shoestring budget and an intense belief that we could build something truly extraordinary.

You have my unwavering commitment to maximize every dollar that's been raised & continue to push forward relentlessly on our mission to create an outstanding, and upstanding, organization.

I will continue sharing private investor updates, especially as we proceed with the onboarding with Whole Foods. I project that these funds, plus the added revenues they will help us generate, will support our capital needs for roughly 12 months.

Leading up to, and beyond, that time period there are a lot of assumptions in our ecommerce & retail channels that will require a manufacturing investment decision between two options:

Do we continue to invest in our in-house manufacturing capabilities?

Or, do we explore co-manufacturing and outsource the production of our chocolate?

Both have their advantages & disadvantages and will be a key focus for me as we move through the first half of 2022. I am meeting with other founders of food & bev companies that have made these decisions in the past and based on our needs, trajectory and their input, I will make the decision that will best serve the future successes of Wicked BOLD.

As always, if there are any questions or comments you can feel free to direct them to my email: Deric@WickedBOLD.com

Live Life to the BOLDest,

Brooklynn, Ophelia, Landon & Deric

FEBRUARY 2ND, 2022
Wicked BOLD: Final 9 Days

Good morning investors! It's been another incredible week as we've raised another almost $10,000 towards our goal.

This week we began interviewing for key positions on our team including a social media manager and a few marketing agencies.

I believe with the right marketing team, we can 7-10x our online sales within 6-8 months and in order to confidently make these investments, we need to raise at least $9,000 more before this fundraise expires.

Additionally, we just received a quote for our packaging that will reduce our total cost per finished bag of chocolate by 15% putting us in a strong position to leverage healthy profits to continue growing our business.

Thank you all for your continued support. We're looking forward to an incredible 2022!

JANUARY 26TH, 2022
Wicked BOLD: Whole Foods update

Good afternoon investors!

Normally I wouldn't send back to back updates but I am SO excited to share with everyone that we have been officially approved to launch in the 14 Dallas/Ft Worth Whole Foods stores beginning in Q3.

This is such a huge milestone for us and YEARS in the making.

Our point of contact within WF mentioned to us that he thinks we'll be his first "Home Run" and we're looking forward to bringing that to fruition.

Once again, thank you to all current investors - you're investment with us is going to help us tremendously as we prepare for this.

finally, we have 17 more days for this fundraise period and are about 45% to our max raise amount!

Live Life to the BOLDest,

Deric

Deric@wickedbold.com

JANUARY 25TH, 2022
What a BOLD week!

This has been an incredible week on mainvest. In just one week we've raised an additional $10,000 - bringing our current raise to $30,000 and passing our minimum target. Our next investment milestone will be directly tied to developing and deploying our digital strategy.

This Digital strategy is key to our long-term success and we are interviewing partners this week and next week. We are paying close attention to cost compared to deliverables and will keep in-house as much work as possible (I.E. I do it! Ha) to ensure any capital deployed is used as effectively as possible.

An ideal partner will help us deploy wicked hold across multiple channels such as re-building our Amazon presence and delivering a very specific buyer persona to dictate who we target online through ads & influencer campaigns.

Thank you so much to all of you have invested so far and to those still exploring, if there are any questions at all please don't hesitate to reach out to me direct at deric@wickedbold.com

Live Life to the BOLDest,

Deric

JANUARY 19TH, 2022
Wicked BOLD Investor Updates

Good afternoon current & future investors!

It's been a big week for us so far. A National vegan ice cream brand (Nadamoo) is going to begin working with us on a local level using our chocolate in their local ice cream shop in Austin, TX. I'm looking forward to a product collaboration in the future :) :)

Additionally, we connected with our Whole Foods partner yesterday and they were in the process of pitching our chocolate to the ultimate decision maker and relayed a high level of confidence to me - I wish I could say "We're in!!" But alas, that update is still to come!

Thank you so much to our new investors for helping us get to ALMOST $20,000 in the last week. You've got about 25 days left to take advantage of our 1.9x multiplier! 🥳

2022 is going to be massive for our company and you all are such a crucial ingredient to our success! Thank you!

JANUARY 11TH, 2022
Use of Funds - Minor Change

Investors, both current and future, I'm writing to announce a slight change in our use of funds.

We originally had budgeted $5,000 to wrap our vehicle for more marketing exposure, however, with the prospect of Whole Foods and a re-entry into the Dallas Farmers Market on the horizon we have made the decision to re-allocate that capital to raw material needed for production. We will be using $700 to acquire two more grinding machines, and the remaining $4,300 will be used to purchase 500 lbs of cacao, and stock up on cane sugar and our topping ingredients.

We have officially broken under $10,000 needed to hit our minimum raise goal and we are now about $9,500 away from goal with 30 days remaining in the raise.

If you've not yet invested, the entire minimum raise is being offered at a 1.9x repayment in exchange for your incredibly appreciated support for our growing business.

If you have any specific questions, please feel free to reach out directly at deric@wickedbold.com

Live Life to the BOLDest!

JANUARY 6TH, 2022
Happy 2022!

Thank you so much to our newest investors! We've raised an additional $4,000 since we've turned into 2022 and we're currently sitting at about 60% of our minimum goal.

We've recently discovered a fantastic social media niche by going live on TikTok as we bag our freshly made chocolate - we've gone live 4 times so far and each time have gathered 20,000+ live viewers which have converted into at least $100 in sales per session which I expect to continue growing as repeat viewers tune in.

Wicked BOLD Chocolate is going to break records in 2022 and you're support is critical. We will be re-launching our Amazon store in the next 30 days and expect chocolate production to increase to 100% capacity.

If you've not yet invested, please consider doing so this week and take advantage of the 1.9x multiple.

As usual, if there are any questions or comments feel free to email me directly at Deric@WickedBOLD.com

DECEMBER 29TH, 2021
Heavy reduction in overhead

Good afternoon and happy holidays investors!

we consistently evaluate the state of our business and that includes expenses.

A recent audit of our financial trajectory showed that we had a massive opportunity to maximize profits and reduce complexities within our business.

we made two key changes to our business operations to ensure long-term success.

1) we ended a relationship with an expensive food vendor - we were only seeing margins of 15-18% on the resale and the cash flow requirements became a burden.

2) we have reconfigured our operation to require only one full time employee, down from 4. We saw a massive opportunity to prepare many of our menu items before we open and it made a dedicated cook redundant.

With these two changes we expect to see profits rise by 30% or more as we head into the new year.

If you've been watching our raise, please consider taking advantage of the 1.9x multiplier!

Thank you all so much for believing in the incredible business we're growing and investing our hearts into making a success.

To 2022!

DECEMBER 20TH, 2021
Whole Foods

Good afternoon investors & potential investors

This morning, I met with the Whole Foods buyer for our SW region (Texas, Oklahoma, Louisiana & Arkansas) and he is making a recommendation that we be picked up to start with their 16 Dallas/Fort Worth locations!!

He loved our packaging, our taste & and our story and we're so incredibly excited to have the opportunity to introduce our chocolate to the Whole Foods community.

There are still some steps & approvals between now and the official green light, but we are feeling incredibly optimistic about the future and your investment with us will fuel this next phase of our growth.

Live Life to the BOLDest,

Deric

DECEMBER 16TH, 2021
Wicked BOLD: Round 2

Good morning investors!

It's amazing that 6 months have already passed since opening our doors. There's been a fair share of lessons learned but we're moving full steam ahead and have launched this raise to solve some of our biggest challenges.

As many of you know, over the course of construction and getting customer feedback we moved closer and closer to "restaurant" but the property we leased is kind of tucked away and hidden from main roads. We're planning to use a good chunk of this capital raise to increase visibility of our location through targeted advertising campaigns and a wrap on our vehicle to circumvent the extremely strict signage laws in our town.

We're also making meaningful progress on the chocolate CPG and leaning more into our chocolate roots by offering an assortment of truffles & holiday barks at the location.

We've also secured a meeting with a buyer from Whole Foods that could get us a foot in the door with several of their local locations.

An email to all investors will be forthcoming with a scheduled Zoom meeting to answer any & all questions related to the business, our trajectory & our forward looking ideas.

Live Life to the BOLDest,

Deric

NOVEMBER 1ST, 2021
We are at the beginning of our hockey stick

Good afternoon and happy November everyone!

We are still facing a gap to our funding goal but I am hopeful that we will get close to the target we need to hit to continue growing our exceptional brand. September to October month over month saw an 11% increase in top-line sales and a 6% decrease in expenses.

This continues to demonstrate that we are investing in the right areas and fine-tuning our approach to this business.

As we approach the final days & weeks of this campaign, I ask all of our prior & existing supporters to consider making their 1st investment with us or potentially increase the investment you've already made.

If you have any questions at all, please feel free to reach out to me directly at Deric@WickedBOLD.com

OCTOBER 11TH, 2021
Wicked BOLD Q3 Results

Good morning investors!

Our Q3 results were just published and our quarterly repayment has been initiated!

We continue to see strong leading indicators in our business with strong social reviews, repeat business & positive press. In just under 60 days being live with our rewards program we have earned nearly 500 signups and nearly 1,000 rewards transactions.

We did experience unforeseen headwinds that led to an underperformance of our Q3 outlook. In early September, we saw traffic significantly slow that we attribute to the back to school season and it appears that this is a phenomenon that effects the hospitality industry annually.

We are confident that Q4 will show a sharp quarterly recovery for our brand as we continue to provide exceptional experiences and innovative products & menu items.

We will publish Q4 outlooks within the next several days and thank you all for your continued support of our growing vegan movement!

Best,

Deric

OCTOBER 4TH, 2021
Investors have doubled down!

Thank you to our newest investors from this past week! We're now to almost $10,000 with about 7 weeks left to raise the amount we need to continue expanding our plant-based concept. We continue to operationalize processes, invest in our people & introduce additional revenue streams.

Please email Deric@WickedBOLD.com & Josh@WickedBOLD.com if you'd like to participate in our next investor Zoom call where you can ask questions directly to the founding team!

Live Life to the BOLDest,

Deric

SEPTEMBER 21ST, 2021
Thank you to our early investors (and 2nd round investors)

In just a couple of weeks we've already raised $5,200 to continue the expansion of this incredible concept in North Texas. We have continually found ways to reduce our OpEx spend through payroll & Food/Bev costs and are confident that we will continue to operate profitably moving forward.

Our reviews continue trending in a positive direction and our loyalty program has grown to over 350 individuals in just 45 days!

The founders have slowly hired themselves out of the day to day and the restaurant currently operates about 90% autonomously while maintaining our high service & food standards.

As a final reminder, your investment is being doubled for the first $35,000 raised!

Thank you all so much for the support and we'll be checking back in shortly with additional updates.

AUGUST 30TH, 2021
BREAKING NEWS: Wicked Bold 2 Fundraise Kicks-Off!

Wicked Bold Vegan Kitchen has been a huge success to date! We're working with a commercial real estate agent to identify a location for WB #2 and potentially #3 and are looking for a larger, 2nd gen, restaurant space in a higher traffic location. As promised, we're giving you a heads up to let you know our Mainvest raise will kickoff TODAY and you're the first to know! If you're interested, be sure to invest early to take advantage of the HUGE 2X multiple we're offering for the first slice (as well as our exciting perks)!

In the coming weeks, we'll be hosting two virtual Investor Offering Presentations and Q&A sessions - If you would like to attend, please email Josh@WickedBold.com to have your space reserved!

Financial Updates: August revenue is trending towards $17,500-$18,000. We reaffirm our previous estimates between $53,000 and $62,000 in Q3 with our single location and online chocolate sales. As a reminder, you'll be seeing repayments every quarter. We're excited about location number two and three as we aim to lease a larger location that can accommodate more tables, higher foot traffic and an expanded kitchen with more F&B options (long story short: higher revenue!)

Operational Updates: We've continued to optimize our menu by adjusting pricing, promotions, adding new categories like vegan bowls, and streamlined our scheduling for staff. Lastly, I wanted to share the fantastic reviews we've gotten since last update: 5.0 on Facebook, 4.5 on Yelp and 4.7 on Google! We're closely monitoring reviews and are quickly responding to suggestions, criticism and compliments.

We're incredibly grateful for your investment in Wicked Bold and look forward to many more great updates in the months and years to come! If you have any questions, feel free to reach out to me directly via email at Deric@WickedBold.com

Live Life to the BOLDest!
Deric

AUGUST 7TH, 2021
August Investor Update

Wicked Bold Investors,

We're happy to announce that the first repayment covering part of June was initiated last week and should be in your Mainvest account. While our first payment was due on 9/30/2021 per the offering memorandum, we experienced a fantastic June and and with the positive weeks that followed we decided to make our initial payment sooner than expected! With your support, we were able to open earlier, hire quicker and capitalize on some great weeks! From this point onwards, you'll be seeing repayments every quarter.

Financial Updates: June revenue, a partial month for the Wicked Bold Kitchen, was $16,102. We anticipate between $53,000 and $62,000 in Q3 with our single location and online chocolate sales.

Operational Updates: As the initial weeks progressed, we optimized our menu by adding new categories like vegan bowls, streamlined our scheduling for FOH staff and hired all positions for Wicked Bold Kitchen. We also are piloting a program with several coffee shops and lounges to sell pre-packaged bowls and meals that are dropped off at their location daily. We're bringing on a fractional CFO and marketing expert to help Wicked Bold continue our expansion and take our brand to the next level! Lastly, I wanted to share the fantastic reviews we've gotten so far: 5.0 on Facebook, 4.5 on Yelp and 4.6 on Google! We're closely monitoring reviews and are quickly responding to suggestions, criticism and compliments.

Investor Perks: I've reached out to all of you to deliver your perks! If you haven't received an email and are expecting a perk, please reach out to me right away.

Wicked Bold 2?! Wicked Bold Vegan Kitchen has been a huge success to date! We're already working with a commercial real estate agent to identify a location for WB #2! We're looking for a larger space in a higher traffic location and will have more updates on WBVK2 very soon! While reviewing all of our financing options at this time, we're leaning towards another Mainvest raise and would love your support. If all goes to plan, we'll give you a heads up prior to launching so you'll be able to invest at preferred terms in the coming weeks!

We're incredibly grateful for your investment in Wicked Bold and look forward to many more great updates in the months and years to come! If you have any questions, feel free to reach out to me directly via email at Deric@WickedBold.com

Live Life to the BOLDest!
Deric

JULY 11TH, 2021
Wicked BOLD Q2 Closing Update

Investors & those of you just following along - thank you so much for your continued support and I apologize for the delay in redeeming your investor perks. I have been working full-time to open the kitchen for our first 4 weeks and have finally hired 1 of 2 strategic kitchen hires to help me zoom out of the kitchen a bit and get back to the reigns of our business.

We had a phenomenal opening month and positive feedback continues to flow in. We've also taken several pieces of critical feedback to make our menu & its presentation improve rapidly week over week.

This has been an incredible experience so far and I thank each of you for giving us the opportunity to pursue this adventure.

As always, if you have any questions, please feel free to reach out to me directly at Deric@WickedBOLD.com

Investor Exclusive
JUNE 13TH, 2021
Wow, Wow, Wow!

We have been absolutely non-stop in the month of June and we're so thankful to all of you who chose to invest in our Wicked BOLD Concept.

I wanted to post a quick update to let you all know that I will be sorting through and issuing all of the perks to our investors in the next several days and also to give you an update of our first weekend.

We opted to have a 3 day "soft-opening" inviting our email subscribers to view our space for the first time and also accept any walk ins and we are absolutely blown away with the reception.

In all, we served over TWO HUNDRED guests in our first three days being open and the feedback has been AMAZING.

We are so excited to see how this community center grows & develops over the coming weeks.

From the absolute bottom of our hearts - thank you for believing in our concept and helping us bring this to life.

Sincerely,

the BOLD fam

JUNE 4TH, 2021
It's the final countdown!

Thank you to our new investors over the last 24 hours - we wanted to post one more update to share we have just 6 hours left in our fundraise!

If we can make it to $39,000 we would be able to on-board our inbound marketing agency!!

We now have two of our three final signatures needed to open our doors - today the health inspector gave us his blessing!

Our final signature will come on Tuesday of next week - we had to resolve a few minor things which will be completed by tomorrow!

Here's a quick behind the scenes view of the interior - this weekend is decor set up!

https://youtube.com/shorts/-FIdR4poXmw?feature=share

We also got super lucky to find an amazing staff of people to help us launch our new restaurant! Here's a quick shot of us doing a tech training!

Thanks to everyone once more - your support is amazing and will help us ensure this is a success!!!

JUNE 3RD, 2021
Target Exceeded!

Wow - to those of you have already invested, thank you so much. To those of you still considering making an investment with us - thank you for just being on the journey with us. There is about 24 hours left and every single dollar raised truly does help us immensely as we nurture & grow this business!

We have a small list of extremely manageable fixes after our final inspections today and can confidently say that June 11th will be the grand opening of our restaurant! So exciting!

Live Life to the BOLDest!

-Deric

JUNE 1ST, 2021
Nearly finished

You can see by the look on my sons face, Landon, he was STOKED to be up at our restaurant all weekend!

Yesterday we spent almost 13 hours painting our space and finishing the beautification of the bar. We've got a few strips of tile left to lay and she'll be ready to go!

Today, we will ship out 300 chocolate orders and the final 120 tomorrow!

A huge thank you to all of our new investors from over the weekend - we've closed our funding gap to just $1,800 with 3 days to go in our fundraise.

We've got our vendors in order, our health certificates & licensing in place We're hoping to have our certificate of occupancy in hand by Friday of this week to open our doors this weekend. What a way to celebrate the closing of our funding round! :)

If you've not yet invested, please consider making your investment today and if you have any questions, please reach out to me directly at Deric@WickedBOLD.com

Live Life to the BOLDest,

Deric

MAY 30TH, 2021
On Sundays, we work!

Hey ya'll - I hope everyone is having a relaxing Memorial Day weekend. Our relaxation will come soon enough, but for now we are hard at work getting this space set up for our final inspections.

We did take one grocery store trip today to our local Central Market to see our chocolate on display and it was so cool. We, of course, bought a bag before we left. I'll have to frame this receipt.

On today's agenda is paint, cleaning & table set up.

We've been getting about 10 calls per week asking if we're open yet and we're extremely anxious to get our doors open and serve our local community.

Also, we are just a few days away from our fundraise deadline and are still short about $4,000. If you've been watching from afar, please consider taking a few minutes to invest today - we will 100% hit our goal and my heart & mental emotions would love if that was before the actual last day! hah.

As always, if there are any specific questions please don't hesitate to reach out directly via email at Deric@WickedBOLD.com

Live Life to the BOLDest, and have a safe Memorial Day Weekend!

MAY 29TH, 2021
The final contract has left the building!

Updates, updates, updates!

Next week we should have all orders from our TikTok surge completed and sent out into the world! Overall, we added over 1,000 new customers to our fam and while we did have a few people reach out to cancel their orders due to the delay it was extremely counter-acted by messages of support & understanding as we scaled as a business to meet this demand in an incredible fashion.

To go from fulfilling 20 online orders per month to getting over 1,000 orders shipping out in ~30 days is something I am incredibly proud of and it's a testament to the team work and leadership on this small and growing team.

Yesterday we also completed the bar top at Wicked BOLD Vegan Kitchen. The image below is an application of a heat gun to remove bubbles popping up in the Epoxy!

Also, Our final contractor LEFT THE BUILDING yesterday! All major projects are complete and now we've just got to get in there and tidy up, finish some painting and get this baby ready for it's grand opening! Next Tuesday & Wednesday we expect our final signatures from the city to release our Certificate of Occupancy and begin serving our community!

Last, but not least, a tremendous thank you to all of our supporters to this point - we have 6 days left to raise $4,800 and I'm overwhelmingly confident that we will meet this goal and I welcome any messages if I can help answer any questions if you're looking to invest for your first time, or potentially exploring investing more with us.

Live Life to the BOLDest,

Deric

MAY 22ND, 2021
Wicked BOLD Updates!

Hello investors & future investors!

There is so much energy surrounding our growing brand and it's pretty amazing. Our TikTok account @BOLDFAM is at nearly 150,000 followers and we've been getting a steady stream of people that have ordered posting videos raving about our chocolate. (so cool)

This past week we also delivered to all 9 Central Market locations for their Taste of Texas event that features up and coming brands. We're confident that our product will do well and will lead to a long-term partnership with Central Market.

Additionally, we have been contacted & shortlisted in the H-E-B Quest for Texas Best event and should know in the next couple of weeks if we have been selected as one of 25 finalists out of 1,500+ entrants.

On the kitchen side of things, there has been massive progress this past week - We hired four people to our staff, our interior finish out is almost completed with just paint & trim left to be installed and we are anticipating this Thursday or Friday to seek final inspections from the city and are pacing for a June 5th grand opening.

Thank you so much to everyone who is following along to this journey - we are building something incredible and we're so thankful to have your support.

If you are an investor thinking about increasing your investment, or have just been watching to this point and would like to discuss anything 1:1 please feel free to contact me via email at Deric@WickedBOLD.com and I'd be happy to share any additional insights to help you make your decision.

Live Life to the BOLDest,

Deric

MAY 11TH, 2021
Sneak Peak (+ updates)

Yesterday we had our front "chill" room painted - this is the first view when you walk in the front door so we brought in a highly regarded local artist (Allie K) to get this done JUST right and it looks SO GOOD.

On the updates front, our plumbers resolved the grease trap issue and we were given the green light from the city today to start getting this ol' building put back together. Tomorrow the rebar is going in and by this time next week all of our floors will be finished. From there, it's the finishing touches & final approvals by the city!

We've still got about 30% of our minimum raise to go and I'm overwhelmingly confident that we'll make it + some.

Thank you to all of our new investors plus those of you who invested early on. This projects success will have a lot to do with your support!!!

MAY 4TH, 2021
What a Week

Hi everyone - it's been a wild week for the Wicked BOLD Fam that all started with returning a car to Enterprise.. if that sentence reminds you of a viral video.. then yes, that was me. If it doesnt, see the screen shot below and the TWENTY-ONE MILLION PEOPLE who have viewed the video on just Tik Tok.

This video went viral over the weekend and has resulted in over 800 orders of our chocolate. We need this dang kitchen open NOW!

For anyone investor watching from the distance, your support would be appreciate to help us close this round on time and for all of our investors already pledged, thank you so much for your support!

APRIL 27TH, 2021
It's go time!

We've officially crossed the 50% mark of our fundraise and we're also well underway with our plumbing job!

This leg of construction should be wrapped this week and then we move into finishing touches and preparation for grand opening!

Thank you to everyone who has invested with us so far - it's so appreciated!

APRIL 21ST, 2021
CUT! (Not a Hollywood reference)

Last night & today our concrete men were out cutting ungodly amounts of concrete in preparation for our plumbers to come in and get our new plumbing lines run.

It's amazing to see our dream & vision come to life and even more amazing to see that within just one week we've raised nearly 50% of our funding goal! Thank you to everyone that has invested so far!

We're so passionate about what we're bringing to our area and we'd be honored if you'd share our story with any friends or family that may be in a position to support.

Live Life to the BOLDest,

Deric

APRIL 19TH, 2021
Plumbing Begins!

Hello investors (and future investors!) Today our plumbers were out marking the concrete for our concrete cutter to come and prep for them. This is by far the biggest part of the construction work and we went with a very reputable local company to help us knock this out.

The plumbing is expected to be completed by early next week and then is on to finish work & grand opening!

This entire project has been funded through the owners (Deric & Brooklynn) to this point.

This mainvest raise will help the business maintain a healthy working capital account as we grow through our first 6 months open and ready for business.

Live Life to the BOLDest,

Deric

APRIL 15TH, 2021
Sign is being installed today!

We had a really good moment today of just celebrating a small milestone - we've been working so hard to turn this kitchen into a reality and to see the sign being hoisted today was a good opportunity to celebrate a small win!

Can't wait to open the doors!

APRIL 14TH, 2021
City Approved Permits & Business Update

After some unexpected delays at the city, our permits were approved yesterday and the final stages of work is set to begin next week!

Our furniture and appliances have been periodically shipping in and we're entering full-blown grand-opening planning mode.

On the chocolate side of the house, we received an official commitment to carry Wicked BOLD Chocolate in all 9 Central Market Stores in Texas. Central Market is the Whole Foods competition leg of H-E-B, a multi-billion dollar grocery chain.

Thank you to those of you who invested in our growing business on our 1st day being live. We're so excited to partner with you on this journey.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Packaging & Display Material $27,140
Raw materials $59,000
labor $7,110
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$289,000	$578,000	$1,011,500	$1,416,100	$1,840,930
Cost of Goods Sold	$115,600	$225,000	$400,000	$620,000	$850,000
Gross Profit	$173,400	$353,000	$611,500	$796,100	$990,930

EXPENSES

Rent	$21,996	$45,000	$45,000	$45,000	$45,000
Utilities	$4,680	$4,797	$4,916	$5,038	$5,163
Salaries	$120,000	$250,000	$380,000	$480,000	$600,000
Insurance	$3,600	$3,690	$3,782	$3,876	$3,972
Repairs & Maintenance	$500	$512	$524	$537	$550
Legal & Professional Fees	$1,000	$1,025	$1,050	$1,076	$1,102
Operating Profit	$21,624	$47,976	$176,228	$260,573	$335,143

This information is provided by Wicked BOLD. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
Appendix B - Reviewed Financials.pdf
Investment Round Status
Target Raise $100,000
Maximum Raise $200,000
Amount Invested $0
Investors 0
Investment Round Ends March 31st, 2023

Summary of Terms
Legal Business Name Wicked BOLD LLC
Minimum Investment Amount $100
Description of Securities

The intent of this term sheet ("Term Sheet") is to describe certain key terms of an equity investment in Wicked Bold LLC. This Term Sheet is not intended to be a binding agreement between the potential investor and the Company. For a complete description, investors should review the Form C and CrowdSAFE.

Key Terms:

CrowdSAFEs Available in Offering - 200,000
Price Per CrowdSAFE - $1.00
Minimum investment amount - $100 (100 CrowdSAFEs)
Target Offering Amount - $100,000
Maximum Offering Amount - $200,000

The Company is offering to Investors an opportunity to purchase CrowdSAFEs in the Company. The minimum investment amount per Investor is $100.00 or 100 CrowdSAFE

Financial Condition
Financial liquidity

Wicked BOLD has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Wicked BOLD expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Forecasted Milestones

We have modeled out a 3 year revenue projection with the Irst 2 years based entirely on current pipeline and the 3rd year including expected growth that has not yet been cultivated. 2023 FY Revenues: $375,000 2024 FY Revenues: $545,000 2025 FY Revenues: $800,000

Traction & Validation

We are launching our first ever equity opportunity to claim a future stake in our rapidly growing chocolate company! Launching 800 Walmart stores in April Strong traction in our 14 Dallas Whole Foods locations Negotiations with a large grocery chain for a national roll out EOY 2023

Risk Factors

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Investing in the Company is not like that at all. The ability of the investment in Wicked BOLD to generate the return you expect, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Wicked BOLD operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Wicked BOLD competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Wicked BOLD's core business or the inability to compete successfully against the with other competitors could negatively affect Wicked BOLD's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Wicked BOLD's management or vote on and/or influence any managerial decisions regarding Wicked BOLD. Furthermore, if the founders or other key personnel of Wicked BOLD were to leave Wicked BOLD or become unable to work, Wicked BOLD (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Wicked BOLD and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Wicked BOLD is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Wicked BOLD might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Wicked BOLD is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT WICKED BOLD

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Wicked BOLD's financial performance or ability to continue to operate. In the event Wicked BOLD ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The securities will not be registered with the SEC or the securities regulator of any State. Hence, neither Wicked BOLD nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Wicked BOLD will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Wicked BOLD is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Wicked BOLD will carry some insurance, Wicked BOLD may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Wicked BOLD could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Wicked BOLD's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Wicked BOLD's management will coincide: you both want Wicked BOLD to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Wicked BOLD to act conservative, while Wicked BOLD might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Wicked BOLD needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Wicked BOLD or management), which is responsible for monitoring Wicked BOLD's compliance with the law. Wicked BOLD will not be required to implement these and other investor protections.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Risks Related to the Securities

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

INVESTORS WILL NOT BECOME EQUITY HOLDERS UNTIL THE COMPANY DECIDES TO CONVERT THE SECURITIES INTO EQUITY

Investors will not become equity holders until the company decides to convert the securities into equity CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets. Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering ("IPO") or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

INVESTORS WILL NOT BE ENTITLED TO ANY INSPECTION OR INFORMATION RIGHTS OTHER THAN THOSE REQUIRED BY REGULATION CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information - there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

INVESTORS WILL BE UNABLE TO DECLARE THE SECURITY IN "DEFAULT" AND DEMAND REPAYMENT.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

THE COMPANY MAY NEVER ELECT TO CONVERT THE SECURITIES OR UNDERGO A LIQUIDITY EVENT

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

COMPANY EQUITY SECURITIES WILL BE SUBJECT TO DILUTION

The equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

EQUITY SECURITIES ISSUED UPON CONVERSION OF COMPANY SAFE SECURITIES MAY BE SUBSTANTIALLY DIFFERENT FROM OTHER EQUITY SECURITIES OFFERED OR ISSUED AT THE TIME OF CONVERSION.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

THERE IS NO PRESENT MARKET FOR THE SECURITIES AND WE HAVE ARBITRARILY SET THE PRICE.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

IN A DISSOLUTION OR BANKRUPTCY OF THE COMPANY, INVESTORS WILL NOT BE TREATED AS PRIORITY DEBT HOLDERS AND THEREFORE ARE UNLIKELY TO RECOVER ANY ASSETS IN THE EVENT OF A BANKRUPTCY OR DISSOLUTION EVENT.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled. In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

THERE IS NO GUARANTEE OF RETURN ON YOUR INVESTMENT IN THIS OFFERING.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This information is provided by Wicked BOLD. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Wicked BOLD isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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